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07020711

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SEC FILE NO. 82-35004

SEC MAIL PROCESSING SECTION RECEIVED JAN 3 1 2007 WASH, D.C. 186

January 25, 2007

PROCESSED
FEB 0 2 2007
THOMSON FINANCIAL

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated January 22, 2007 that the Company has made available to security holders relating to the announcement of preliminary results for the year ended December 31, 2006 and the scheduling thereof.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

cc: David McMahon

SK 23121 0001 742349

Regulatory Announcement

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Notice of Results
Released	10:30 22-Jan-07
Number	8985P

RNS Number:8985P
Charlemagne Capital Limited
22 January 2007

22 January 2007

Charlemagne Capital Limited

Notification of Preliminary Results

Charlemagne Capital Limited will be announcing its preliminary results for the year ended 31 December 2006 on Tuesday 13 March 2007. There will be a presentation for analysts at Smithfield Consultants, 10 Aldersgate Street, London EC1A 4HJ at 2.30pm.

For further information, please contact:

Smithfield Consultants

George Hudson Tel. 020 7360 4900
Anne Howalt

This information is provided by RNS
The company news service from the London Stock Exchange

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